Exhibit 99.2

Glass House Brands Sends Letter to Shareholders

LONG BEACH, CA and TORONTO, September 17, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced that it has sent a letter to shareholders from Chairman and Chief Executive Officer Kyle Kazan. The letter can be accessed on the Company’s investor relations website and under the Company’s profile on SEDAR at www.sedar.com.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

For further information, please contact:

Glass House Brands Inc.

Jamin Horn, General Counsel and Corporate Secretary

jamin@glasshousegroup.com

562.264.5078

Derrek Higgins, Chief Financial Officer
derrek@glasshousegroup.com

562.264.5078

Media Contact

MATTIO Communications

glasshouse@mattio.com

Investor Relations Contact:
MATTIO Communications

T: (416) 992-4539

Email: ir@mattio.com